UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

    [ ] Form 10-KSB [ ] Form 20-F [ ] Form11-K [X] Form 10-QSB [ ] FORM N-SAR

For Period Ended: September 30, 1996                     SEC FILE NUMBER I-9418
                                                         CUSIP NUMBER 232456103
[ ]  Transition Report on Form  10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For Period Ended:___________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

PART I - REGISTRANT INFORMATION

         Full Name of Registrant            CyberAmerica Corporation

         Former Name if Applicable          N/A

         Address of Principal Executive Office:
                  268 West 400 South, Suite 300
                  Salt Lake City, Utah  84101

PART II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)      The subject  annual  report,  semiannual  report,  transition report on Form 10-KSB, Form 2-F, 11-F, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

         During the third quarter of 1996, certain of the Company's majority owned subsidiaries developed operations sufficiently material to require consolidation into the Company's financial statements. This consolidation process was previously unexpected and has prevented the Company from filing the Form 10-QSB within the prescribed time period.

PART IV - OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification.

                  Richard Surber          President             (801) 575-8073
                      (Name)                (Title)           (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            (X ) Yes ( ) No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             (X) Yes ( ) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           The Company is  recording a net loss of $754,001  for
                  the fiscal quarter ended September 30, 1996, as compared to net income of $111,947 for the corresponding quarter of the previous year. The main factor contributing to this change is the increase in general and administrative expenses incurred by the Company during the third quarter of fiscal 1996. In the third quarter of 1996 these expenses totaled $656,555, as compared with the 1995 third quarter total of $171,478. This increase is largely attributable to the Company's purchase of equipment and software used in the Company's development of its Internet services division. The Company has also incurred higher salary expenses during the third quarter of fiscal 1996 resulting from a significant increase in the number of its employees.


                            CyberAmerica Corporation
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized


Date:    November 15, 1996          By    /s/ Richard Surber
         ------------------            ---------------------
                                    Name: Richard Surber
                                    Title:    President